Filed by Chicago Atlantic BDC, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Chicago Atlantic BDC, Inc.

Commission File No.: 001-40564

Chicago Atlantic BDC, Inc. (Q2 2026 Earnings)

August 13, 2026

Corporate Speakers:

●	Lisa Kampf; SCR Partners; Senior Vice President, Investor Relations

●	Peter Sack; Chicago Atlantic BDC, Inc.; Chief Executive Officer

●	Thomas Geoffroy; Chicago Atlantic BDC, Inc.; Interim Chief Financial Officer

●	Dino Colonna; Chicago Atlantic BDC, Inc.; President

Participants:

●	Pablo Zuanic; Zuanic & Associates; Analyst

PRESENTATION

Operator^ Good morning. Welcome to the Chicago Atlantic BDC Second Quarter 2026 Conference Call. (Operator Instructions)

I would now like to turn the conference over to Lisa Kampf from SCR Partners. Please go ahead.

Lisa Kampf^ Thank you. Good morning. Welcome to the Chicago Atlantic BDC Conference Call to review the company’s results.

On the call today will be Peter Sack, Chief Executive Officer; Tom Geoffroy, Interim Chief Financial Officer; and Dino Colonna, President.

Our results were released this morning in our earnings press release, which can be found on the Investor Relations section of our website and in our supplemental earnings presentation filed with the SEC. A live audio webcast of this call is being made available today.

For those who listen to the replay of this webcast, we remind you that the remarks made herein are as of today and will not be updated subsequent to this call.

During this call, certain comments and statements we make may be deemed forward-looking statements within the meaning prescribed by the securities laws, including statements related to the future performance of our portfolio, our pipeline of potential loans and other investments, future dividends, financing activities, the proposed merger of Chicago Atlantic Real Estate Finance, Inc. Refi, with and into the company and the anticipated benefits and timing of that merger.

Such forward-looking statements are subject to significant risks and uncertainties that can cause actual results to differ materially from our current expectations. Investors are urged to carefully review various disclosures made by the company, including the risks and other information disclosed in the company’s filings with the SEC.

Risks and uncertainties include the ability to complete the merger of refi and lien on the anticipated timeline, to obtain shareholder and regulatory approvals and required lender consent, to realize the anticipated benefits of the transaction and developments in the cannabis regulatory environment, as well as the other risks described in our SEC filings and in the legends in today’s filed material.

Actual results may differ materially, and we undertake no obligation to update except as required by law. The transcript of this call is being filed with the SEC pursuant to Rule 425 under the Securities Act of 1933 and is being filed under Rule 14a-12 under the Securities Exchange Act of 1934 in connection with the proposed merger lien filed with the SEC, a registration statement on Form N-14, which includes a joint proxy statement of lien and refi and a prospectus of lien.

Investors and stockholders are urged to read those materials and any amendments or supplements when they become available because they contain important information about the transaction. Lien, refi, their respective directors and executive officers, Chicago Atlantic BDC Advisors LLC and Chicago Atlantic REIT Manager LLC and certain other people may be deemed participants in the solicitation.

Information about those persons and (technical difficulty) are included in the joint proxy statement and prospectus. Copies of all filed materials will be available free of charge on the SEC’s website and on each company’s investor relations website.

Please note that nothing on this call constitutes an offer to sell or solicitation of an offer to purchase any securities. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the 1933 Act.

I will now turn the call over to Peter Sack. Please go ahead.

Peter Sack^ Thanks, Lisa. Good morning, everyone.

As the first publicly listed BDC focused primarily on lending to the cannabis industry, we remain uniquely positioned to participate in a market with limited competition. We continue to focus on the lower middle market, a segment commonly underserved by capital providers.

Net investment income for the second quarter of 2026 was $7.7 million or $0.34 per share, and today we announced a $0.34 dividend marking the eighth consecutive quarter at that rate.

The second quarter of 2026 results were strong, but difficult to compare against our record first quarter. Originations and repayments are difficult to predict and can be volatile quarter over quarter.

At quarter end, the fair value of the portfolio was $334.8 million as $32.2 million of gross paydowns inclusive of three full payoffs were partially offset by $2.7 million of new originations.

While the timing of repayments and originations may temporarily decrease the deployed capital, repayments are a validation of our credit selection and underwriting. These performing borrowers had a clear path to repay and they returned our principal at par with no realized losses and a weighted average contractual yield in the high teens over the life of the loans.

We underwrite to a defined outcome, which includes return of capital at an attractive realized return, that we’re now deploying into new originations.

Credit quality remained stable throughout the quarter and our liquidity totaled $73.9 million at quarter end, giving us additional capacity to pursue opportunistic investments as we continue to build out the portfolio.

It’s worth reiterating how differentiated Chicago Atlantic BDC remains from the broader BDC industry. First, we’re one of the only lenders focused on the cannabis industry.

Second, we work collaboratively with our borrowers generally in non-sponsored transactions where traditional BDC lenders tend not to participate, creating idiosyncratic opportunities that simply aren’t available to other BDCs or private funds.

Comparing our financial metrics to the larger BDC market is a testament to the benefits of our unique business model. Comparing to the Raymond James BDC Weekly Insights as of July 24, 2026, and Oppenheimer’s BDC Quarterly Report as of May 2026, our weighted average yield on debt investments as of June 30, 2026 was 16% compared to 10.8% for the average public BDC.

100% of our debt portfolio is senior secured. 1.4% of our total investment portfolio has exposure to sub-debt equity or JV investments, compared to other BDCs who have an average exposure of 25.8%. 93% of the debt portfolio at par is either fixed rate or floating rate at their respective floor, insulating the company against a drop in interest rates.

Conversely, a 100-basis point increase in benchmark rates would have a positive impact on 81% of the debt portfolio. Importantly, our floating rate loans combined with our rate floor protections provides a structural advantage in portfolio construction.

We believe that our investments have minimal overlap with the investments made by other public BDCs due to our unique investment strategy focused on underserved markets. The portfolio is under-levered with only $27 million of debt as of quarter end, with a 0.09 times debt to equity ratio. This compares with the BDC average of a 1.3 times debt to equity ratio, providing us with ample room to expand our liquidity and still be below industry averages for leverage.

Lastly, we have no nonaccruals compared with an industry average of 3.8% of costs.

We also saw continued momentum on federal cannabis policy this quarter. The Department of Justice took a significant step announcing that state licensed medical cannabis products will be rescheduled from Schedule I to Schedule III. Following that, an in person administrative hearing process concluded in mid-July, which considered rescheduling for recreational cannabis. Post-hearing briefs are due in the coming week, after which the DEA’s Chief Administrative Law Judge will issue a non-binding recommendation before the matter proceeds to the DEA Administrator for a final decision.

We see these developments as a positive for our borrowers’ credit quality, but do not foresee a new large-scale increase in competition due to the inherent complexity of this industry. There are signs, however, of wider acceptance of the cannabis industry within the capital markets.

One example of the positive shift was the recent uplifting of two cannabis related companies by the New York Stock Exchange.

We believe that Chicago Atlantic BDC is well positioned to benefit from potential changes, but as I have noted before, we do not include these assumptions of these regulatory changes in our projections, and we maintain our rigorous underwriting standards based on today’s regulatory framework, not potential future regulatory reform.

In June, we announced the agreement to merge the company with Chicago Atlantic Real Estate Finance in an all-stock NAV-for-NAV transaction. At its core, the merger brings together two highly complementary portfolios to create a larger and better capitalized BDC.

Increased scale should improve access to capital, support future earnings growth and enhance trading liquidity and market visibility while maintaining the strong underwriting discipline and portfolio quality that have defined both platforms. The result (technical difficulty) a competitive position and a more durable vehicle for generating long-term returns for all shareholders.

Following our announcement on July 31, 2026, we filed a Preliminary Registration Statement on Form N-14, which includes a joint proxy statement. That filing is subject to SEC review. We still expect the merger to close in the fourth quarter of 2026 subject to the required lien and refi stockholder approvals, regulatory approvals and customary closing conditions.

In conclusion, the strength of our portfolio speaks for itself. No nonaccruals, a fully senior secured debt portfolio, meaningful protection against interest rate moves in either direction, and a weighted average yield on debt investments of 16%.

We believe this combination of credit quality, structural protections and disciplined underwriting continues to set Chicago Atlantic BDC apart from the broader BDC industry and positions us well as we work towards closing our merger with Chicago Atlantic Real Estate Finance later this year.

Now I’ll turn it over (technical difficulty) to discuss the numbers in greater detail.

Thomas Geoffroy^ Good morning. Thanks Peter. I want to highlight the investor presentation that was filed with the SEC this morning that serves as our earnings supplemental. I’ll start with the investment portfolio.

The fair value of the portfolio as of June 30 was $334.8 million, $29.1 million lower than March 31. This decline was attributable mainly to gross paydowns and a slower pace of deployment during the quarter, not to any deterioration in credit quality. In fact, as you can see on Slide 13, fair value continues to track closely to principal outstanding, reflecting the stable underlying quality of the portfolio.

We currently have 37 portfolio company investments. 26% of the portfolio is invested in non-cannabis companies across multiple sectors. The average debt investment size is approximately $8.3 million or 2.5% of the portfolio at fair value. While approximately 93% of the debt portfolio is insulated from interest rate declines through fixed rate structures and interest rate floors, the portfolio retains meaningful upside through favorable convexity in a rising rate environment. The weighted average gross yield on our debt portfolio is approximately 16%, which is in line with last quarter’s yield of 15.8%.

And lastly, a metric which makes us stand out above the larger BDC industry, none of our loans are on nonaccrual status.

As of June 30, 2026, the company had $27 million of debt outstanding, all of which was drawn from the revolving line of credit. As of August 12, 2026, the company had approximately $47.2 million of liquidity, comprised of $46.5 million of borrowing capacity under its $100 million credit facility subject to borrowing base and other restrictions, and approximately $0.7 million of cash on the balance sheet.

During the quarter, the company filed a shelf registration statement with the SEC to allow the company to issue up to $500 million in securities, including debt securities, to increase our available liquidity beyond the credit facility and create additional financial flexibility. We are working through the process for the shelf registration statement to become effective.

Turning now to the financial highlights for the second quarter. Gross investment income decreased to $14 million from $16.7 million for the first quarter of 2026, primarily due to lower fee income, reflecting lower origination activity during the quarter.

Total expenses for the quarter were $6.3 million compared to $6.7 million in the first quarter of 2026. This decrease was driven by lower income-based incentive fees.

Net investment income for the quarter was $7.7 million or $0.34 per share, down from $10 million or $0.44 per share in the first quarter of 2026. The decrease was driven in part by the decrease in portfolio size, less fee income from origination activities and partially offset by lower income-based incentive fees.

In our investment portfolio, we recorded a net unrealized loss this quarter of $1.6 million, which was driven primarily by a reversal of prior period unrealized gains for loans that paid off at par during the quarter.

Net assets at June 30, 2026 were $302.5 million. Net asset value per share was $13.26 compared to $13.33 in the first quarter of 2026. At quarter end, there were $22.8 million common shares issued and outstanding on a basic and fully diluted basis.

I will now turn it over to Dino to talk about our origination efforts.

Dino Colonna^ Thanks, Tom.

During the second quarter of 2026, we funded $2.7 million in new debt investments to an existing borrower and had loan repayments and amortization totaling approximately $32.2 million, which included full payoffs of $26.7 million from three borrowers and $5.5 million of amortization in unscheduled paydowns.

Deployment activity during the quarter was modest and not reflective of our current opportunity set. It was largely a function of transaction timing rather than a change in marketing conditions or deal flow.

Several investments that were expected to close during the second quarter required additional time to complete and have since moved into the third quarter.

We continue to maintain a strong pipeline with a healthy number of opportunities currently in underwriting and documentation that we believe positions us for increased deployment activity in the periods ahead.

Subsequent to quarter end, we funded a $25 million debt investment to a new portfolio company. This transaction was senior secured, floating rate and has similar characteristics to other cannabis loans we’ve originated this year.

The pipeline across the Chicago Atlantic platform as of quarter end, which includes cannabis and non-cannabis opportunities, was just shy of $1.1 billion in potential debt transactions. The breakdown of the opportunity set includes approximately $649 million in cannabis opportunities and approximately $440 million in non-cannabis opportunities.

Both origination pipelines expanded meaningfully since last quarter as companies continue to look past broader macro uncertainty and engage in strategic activity. This activity we’ve continued to see throughout the summer months. Credit quality across the portfolio also remains strong and continues to reflect the benefits of our disciplined underwriting and structuring standards. Portfolio performance remained stable during the quarter and our internal risk ratings were unchanged.

We remain focused on preserving credit quality and generating attractive risk adjusted returns rather than pursuing growth for growth’s sake. Consistent with that approach, we continue to prioritize selectivity over expansion.

We are seeing opportunities in the market, but we remain disciplined and are willing to pass on transactions that do not meet our underwriting requirements. We believe this deliberate approach is a key driver of our performance in long term capital preservation.

Our platform also remains differentiated within the BDC sector. We continue to source the vast majority of our new investments directly and maintain minimal reliance on syndicated transactions, which allows us to retain greater control over structure, pricing, covenant protections and overall risk management. Combined with our focus on the cannabis sector and underserved lower middle market borrowers, we believe this sourcing advantage continues to position us favorably.

As private credit and the broader BDC sector continues to evolve, we believe our combination of strong liquidity, disciplined underwriting, selective deployment strategy and differentiated origination platform positions us well to continue generating attractive risk adjusted returns while maintaining a strong credit profile for our shareholders.

Operator, we’re now ready for questions.

QUESTIONS AND ANSWERS

Operator^ (Operator Instructions) The first question comes from Pablo Zuanic with Zuanic & Associates. Please go ahead.

Pablo Zuanic^ Peter, just talking about the merger. I’ve been reading about other mergers in the BDC and mortgage REIT space that can take as long as a year or even longer.

In your case, since June you’ve guided for 4Q and you’re still guiding for that obviously, right?

So whatever is that, four to six months. It sounds like it’s much faster than the typical time that it takes for these transactions to close. But maybe you can give more color on that and remind us are there state level approvals?

Is it just federal? Is it just the stock exchange?

I mean what are the many parties involved in getting this approved on the regulatory side besides, of course, our shareholders?

Peter Sack^ Sure. The process is as follows.

This month we submitted our Form N-14 Statement and Form Proxy statements. Those are under review by the SEC, and we expect comments on those statements back from the SEC in the coming weeks.

That process of iteration with the SEC is the most significant and uncertain variable. And until we -- until we receive comments back and begin that -- begin that process of engagement, it’s difficult to tell if it will take longer or shorter. But given what we know today, we expect Q4 2026.

But obviously if -- if -- if unexpected feedback or greater diligence is required, it could take longer. There are no significant state regulatory hurdles.

Pablo Zuanic^ And I know this is just speculation, but given the backdrop on private credit and everything that’s been going on, not your case, of course. You perform stellarly in that context, compared to the rest of the industry. Wouldn’t that make you think that the SEC could take longer because of that?

Peter Sack^ We don’t have reason -- we don’t have any specific reasons to believe why the SEC will take -- why -- why it would take longer.

Pablo Zuanic^ That’s good. Just moving on. Maybe you can talk about how investor interest in your sector, specifically Chicago Atlantic, is changing.

We know, as you said, there’s more NYSE listed cannabis companies. We have all these reforms potentially coming up. Supposedly we hear in the Trulieve conference call that they’ve had more outreach and more contact with institutional investors.

Is that something that you’re seeing on your side also, given that you’re in cannabis lending or not really, not yet?

If you can expand on that. And by the same token, perhaps you can just remind us of all the outreach that you do in terms of attending conferences and events on the financing side, right? Targeting the BDC and the mortgage rich audience out there.

So it’s a two-part question.

Peter Sack^ I got -- the biggest recent -- while there has been different types of conversations being had by virtue of federal regulatory changes, by virtue of rescheduling, by virtue of a broader ecosystem of lender of investors being interested in cannabis equities generally, all of that support -- all of that is -- all of that supportive to the narrative and supportive to our ability to engage interest and investors.

Even more important in our case is the opportunities afforded by the merger, that a limited size of book equity and limited size market cap is a significant deterrent for larger investors to invest in our -- in our capital stack simply because liquidity is more limited and you reach a significant holdings much more quickly as a proportion of the total market cap when you’re investing in a much smaller market cap business.

And so while the regulatory changes are important, I think more important in our case is the opportunity to, through the merger, form a (technical difficulty) that will be -- have a book equity of north of $600 million, and a book equity that places the combined lien and refi as a top 25 -- top 25 BDC.

That just puts us on a different -- puts us on a different playing field in terms of garnering -- garnering large institutional investor interest and garnering a broader array of analyst interests as well.

Pablo Zuanic^ Right. Then just moving on to the pipeline, maybe a reminder of the $1.1 billion that Dino mentioned. What percent of that roughly is cannabis and how much is non-cannabis?

But more important than that, I know you’ve said that because of all the regulatory backdrop there’s more interest, more -- more -- more borrower interest, more M&A potential to be funded, expansion potential from new states, going medical or potentially going to regulated [ph] in Virginia.

But when I hear the conference calls of other operators on the financial side, they imply that companies, because of the mistakes made in the past, this time around are a bit more gun shy, evaluating whether to expand or not, that there’s still some uncertainty. I haven’t seen much M&A for the most part.

So I just want to -- I’m not challenging what you said before, but how much more is there really going on in terms of that pipeline on the cannabis side?

Have things changed really that much?

Peter Sack^ Well, I can only speak to -- I can only speak to what we’re doing and what we’ve done. And in the case of Chicago Atlantic BDC, the subsequent fundings that -- the funding that we announced in the 10-Q that was subsequent to quarter end of 25 -- approximately $25 million was M&A related. And so I can only (technical difficulty) the points that we have.

I think also, we spend our time -- we spend most of our time not necessarily with the largest publicly traded operators. We spend most of our time with operators that are one level down in terms of scale. These are generally large, scaled public -- private operators, often multi-state operators, and some of them -- and the size of those transactions just doesn’t rise to the level of visibility of our -- of the largest public MSOs.

You asked about breakdown of pipeline. Approximately 60% is cannabis and approximately 40% is non -- is diversified direct lending.

Pablo Zuanic^ That’s good. One last one for me.

I was looking at the P&L in the Q [ph], the way that you present a non-controlled affiliate income. Now it’s different from in the past, but just can you remind us of what is that exactly?

Is that controlled affiliate income?

Peter Sack^ As you’re aware, Chicago Atlantic operates a number of funds in addition to Chicago Atlantic BDC and in addition to Chicago Atlantic Real Estate Finance, Inc. And when one of those other funds has an investment in the capital stack of a portfolio company of lien of Chicago Atlantic BDC, those investments on Chicago Atlantic BDC’s 10-Q are identified separately and the income associated with them are identified separately.

Operator^ Thank you. This concludes our question-and-answer session. (Technical difficulty) this conference.

Thank you for attending today’s presentation. You may now disconnect.